UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D
(Amendment No. 3)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Great Elm Capital Corp.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

390320109
(CUSIP Number)

Peter A. Reed
Great Elm Group, Inc.
800 South Street, Suite 230
Waltham, MA 02453
Telephone Number:  (617) 375-3006
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 20, 2021
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Great Elm Group, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF/OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
5,319,507

	8	SHARED VOTING POWER
439,063

	9	SOLE DISPOSITIVE POWER
5,319,507

	10	SHARED DISPOSITIVE POWER
439,063

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,758,570

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.4% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

1 Based on 26,905,668 shares of Common Stock, par value $0.01, outstanding, as reported on the Issuer’s Registration Statement on Form N-2, filed on September 21, 2021.

EXPLANATORY NOTE

This Amendment No. 3 to the statement of beneficial ownership on Schedule 13D (this “Amendment No. 3”) amends the Schedule 13D originally filed by Great Elm Capital Group, Inc. with the United States Securities and Exchange Commission (the “SEC”) on October 1, 2019, as amended by Amendment No. 1 dated October 1, 2020 and Amendment No. 2 dated December 31, 2020 (as so amended, the “Schedule 13D”), relating to the shares of common stock, par value $0.01 (the “Common Stock”), of Great Elm Capital Corp., a Maryland corporation (the “Issuer”).  Unless otherwise indicated, all capitalized terms used herein in this Amendment No. 3 shall have the meaning ascribed to them in the Schedule 13D, and unless amended hereby, all information previously filed remains in effect.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended and supplemented by the following:

This Schedule 13D is being filed by Great Elm Group, Inc., a Delaware corporation (“GEG” or the “Reporting Person”).

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following:

(a) and (b) The aggregate percentage of Common Stock reported to be owned by the Reporting Person is based on 26,905,668 shares of Common Stock outstanding, as reported on the Issuer’s Registration Statement on Form N-2, filed on September 21, 2021.

As of September 27, 2021, GEG may be deemed to beneficially own 5,758,570 shares of Common Stock, which represents approximately 21.4% of the issued and outstanding shares of Common Stock.  Such shares of Common Stock beneficially owned by the Reporting Person include (i) the shares of Common Stock held directly by GEG, over which GEG has sole voting and dispositive power and (ii) the shares of Common Stock held by Great Elm Opportunities Fund I, LP, a Delaware limited partnership (“GEOF”), over which GEG has shared voting and dispositive power.  GEG’s wholly- owned subsidiary, Great Elm Opportunities GP, Inc., a Delaware corporation, serves as the general partner of GEOF.

As of September 27, 2021, to the Reporting Person’s knowledge, the directors and executive officers of the Reporting Person beneficially own in the aggregate 4,076,172.4396 shares of Common Stock, which represents approximately 15.1% of the issued and outstanding shares of Common Stock.

(c) – Certain of the directors and officers of GEG, in their individual capacity, acquired an aggregate of 166,543 shares of Common Stock, subject to vesting, as a result of equity compensation awards in the past 60 days.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 28, 2021
GREAT ELM GROUP, INC.

	By:	/s/ Adam Kleinman
Name:	Adam Kleinman
Title:	President, Chief Operating Officer and Secretary